Exhibit 99.2

Royal Dutch Shell plc

Three and six month period ended June 30, 2017

Unaudited Condensed Interim Financial Report

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ROYAL DUTCH SHELL PLC 2ND QUARTER AND HALF YEAR 2017 UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million		Half year
Q2 2017	Q1 2017	Q2 2016%[1]			Definition	2017	2016	%
1,545	3,538	1,175	+31	Income/(loss) attributable to shareholders		5,083	1,659	+206
1,920	3,381	239	+703	CCS earnings attributable to shareholders	A	5,301	1,053	+403
(1,684)	(373)	(806)		Of which: Identified items	B	(2,057)	(1,545)

3,604	3,754	1,045	+245	CCS earnings attributable to shareholders excluding identified items		7,358	2,598	+183
110	109	80		Add: CCS earnings attributable to non-controlling interest		219	163

3,714	3,863	1,125	+230	CCS earnings excluding identified items		7,577	2,761	+174
				Of which:
1,169	1,181	868		Integrated Gas		2,350	1,862
339	540	(1,325)		Upstream		879	(2,762)
2,529	2,489	1,816		Downstream		5,018	3,826
(323)	(347)	(234)		Corporate		(670)	(165)

11,285	9,508	2,292	+392	Cash flow from operating activities		20,793	2,953	+604
872	(4,324)	(5,450)		Cash flow from investing activities		(3,452)	(22,366)
12,157	5,184	(3,158)		Free cash flow	H	17,341	(19,413)

0.19	0.43	0.15	+27	Basic earnings per share ($)		0.62	0.22	+182
0.23	0.41	0.03	+667	Basic CCS earnings per share ($)	A	0.65	0.14	+364
0.44	0.46	0.13	+238	Basic CCS earnings per share excl. identified items ($)		0.90	0.34	+165

0.47	0.47	0.47	—	Dividend per share ($)		0.94	0.94	—

[1].	Q2 on Q2 change

Compared with the second quarter 2016, CCS earnings attributable to shareholders excluding identified items of $3.6 billion reflected higher contributions from Downstream, driven by improved operational performance and stronger chemicals and refining industry conditions. Earnings also benefited from higher contributions from Upstream and Integrated Gas which benefited from higher realised prices and increased production from new fields, offsetting the impact of reduced volumes from Pearl GTL in Qatar.

Cash flow from operating activities for the second quarter 2017 of $11.3 billion included favourable working capital movements of $2.3 billion, compared with $2.3 billion in the second quarter 2016, which included negative working capital movements of $2.5 billion.

Total dividends distributed to shareholders in the quarter were $3.9 billion, of which $0.9 billion were settled by issuing 33.9 million A shares under the Scrip Dividend Programme.

Royal Dutch Shell Chief Executive Officer Ben van Beurden commented:

“Shell’s strong results this quarter show that we are reshaping the company following the integration of BG.

Cash generation has been resilient over four consecutive quarters, at an average oil price of just under $50 per barrel. This quarter, we generated robust earnings excluding identified items of $3.6 billion, while over the past 12 months cash flow from operations of $38 billion has covered our cash dividend and reduced gearing to 25%.

The external price environment and energy sector developments mean we will remain very disciplined, with an absolute focus on the four levers within our control, namely capital efficiency, costs, new project delivery, and divestments.

I am confident that we are on track to deliver a world-class investment to our shareholders.”

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ADDITIONAL PERFORMANCE MEASURES

Quarters				$ million		Half year
Q2 2017	Q1 2017	Q2 2016%[1]			Definition	2017	2016	%
6,766	4,720	6,284		Capital investment[2]	C	11,486	65,259
9,472	29	1,002		Divestments	D	9,501	1,487

3,495	3,752	3,508	—	Total production available for sale (thousand boe/d)		3,622	3,584	+1

45.62	48.36	39.31	+16	Global liquids realised price ($)		47.02	34.20	+37
4.22	4.29	3.21	+31	Global natural gas realised price ($)		4.26	3.56	+20

9,548	9,282	11,546	-17	Operating expenses	G	18,830	21,660	-13
9,339	9,181	9,790	-5	Underlying operating expenses	G	18,520	19,253	-4

4.0%	4.0%	-1.4%		ROACE (reported income basis)	E	4.0%	-1.4%
4.2%	3.3%	2.5%		ROACE (CCS basis excluding identified items)	E	4.2%	2.5%

25.3%	27.2%	28.1%		Gearing	F	25.3%	28.1%

1.	Q2 on Q2 change
2.	Half year 2016 included $52,904 million related to the acquisition of BG Group plc.

Supplementary financial and operational disclosure for this quarter is available at www.shell.com/investor.

SECOND QUARTER 2017 PORTFOLIO DEVELOPMENTS

Integrated Gas

During the quarter, Shell announced the sale of its interest in the Kapuni assets in New Zealand.

Shell announced an agreement to acquire Chevron’s interests in Trinidad and Tobago, including its interests in the East Coast Marine Area Blocks 6b, 5a and E.

Upstream

During the quarter, Shell announced first production at the Lula South deep-water development with floating production, storage and offloading (“FPSO”) P66 in the Brazilian pre-salt of the Santos Basin.

The non-operated Schiehallion Redevelopment (Shell interest 55%) in the United Kingdom reached first production.

Upstream divestments completed during the quarter totalled $8,084 million and included the sale of Shell’s oil sands and in-situ interests in Canada.

In July, Shell announced that it will purchase the Turritella FPSO currently contracted for the Stones deep-water development in the Gulf of Mexico from SBM Offshore.

Also in July, Shell announced the sale of its interests in the Corrib gas venture in Ireland.

Downstream

During the quarter, Shell announced the sale of its LPG business in Hong Kong and Macau.

Downstream divestments completed during the quarter totalled $1,348 million and included the Motiva transaction in the United States (See Note 7), the sale of Shell’s interests in Vivo Energy in Africa, and of the aviation business in Australia.

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PERFORMANCE BY SEGMENT

INTEGRATED GAS

Quarters				$ million	Half year
Q2 2017	Q1 2017	Q2 2016%[1]			2017	2016	%
1,191	1,822	982	+21	Segment earnings	3,013	1,887	+60
22	641	114		Of which: Identified items (Definition B)	663	25
1,169	1,181	868	+35	Earnings excluding identified items	2,350	1,862	+26
1,951	1,951	2,730	-29	Cash flow from operating activities	3,902	5,387	-28

831	805	1,153	-28	Capital investment (Definition C)[2]	1,636	23,977	-93
188	169	219	-14	Liquids production available for sale (thousand b/d)	178	222	-20
3,683	3,317	3,831	-4	Natural gas production available for sale (million scf/d)	3,501	3,682	-5
823	741	880	-6	Total production available for sale (thousand boe/d)	782	856	-9
8.09	8.18	7.57	+7	LNG liquefaction volumes (million tonnes)	16.27	14.61	+11

16.08	15.84	14.25	+13	LNG sales volumes (million tonnes)	31.92	26.54	+20

1.	Q2 on Q2 change
2.	Half year 2016 included $21,773 million related to the acquisition of BG Group plc.

Second quarter identified items mainly reflected a gain on fair value accounting of certain commodity derivatives of $48 million, partly offset by an impairment of $34 million.

Compared with the second quarter 2016, Integrated Gas earnings excluding identified items benefited from higher realised oil, gas, and LNG prices, higher LNG volumes, and lower operating expenses. This more than offset the impact of lower liquids production volumes and lower contributions from trading.

Despite higher earnings, cash flow from operating activities decreased compared with the same quarter a year ago which benefited from favourable working capital movements of $2,043 million.

Compared with the second quarter 2016, production volumes decreased mainly as a result of the Pearl GTL shutdown in the first quarter, which was ramping up again in the second quarter. Pearl GTL is now operating at full planned production. New field start-ups and the continuing ramp-up of existing fields, in particular Gorgon in Australia, contributed some 79 thousand boe/d to production compared with the second quarter 2016.

Compared with the second quarter 2016, LNG liquefaction volumes mainly reflected the start-up of Gorgon in Australia and lower maintenance, partly offset by lower feedgas availability mainly at QGC in Australia.

LNG sales volumes mainly reflected increased trading of third-party volumes and higher liquefaction volumes compared with the same quarter a year ago.

Half year identified items primarily reflected a gain of $492 million related to the impact of the strengthening Australian dollar on a deferred tax position and a gain on fair value accounting of certain commodity derivatives of $216 million.

Compared with the first half 2016, Integrated Gas earnings excluding identified items benefited from higher realised oil, gas, and LNG prices, higher LNG volumes, and lower exploration expense. This more than offset the impact of lower liquids production volumes, the accounting reclassification of Shell’s investment in Woodside in the second quarter 2016, and increased depreciation.

Despite higher earnings, cash flow from operating activities decreased compared with the first half 2016 which benefited from favourable working capital movements of $3,671 million.

Compared with the first half 2016, production volumes decreased mainly as a result of the shutdown of Pearl GTL in the first quarter, which was ramping up again in the second quarter. New field start-ups and the continuing ramp-up of existing fields, in particular Gorgon in Australia, contributed some 76 thousand boe/d to production compared with the first half 2016.

Compared with the first half 2016, LNG liquefaction volumes mainly reflected the start-up of Gorgon in Australia.

LNG sales volumes mainly reflected increased trading of third-party volumes and higher liquefaction volumes compared with the same period a year ago.

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UPSTREAM

Quarters				$ million	Half year
Q2 2017	Q1 2017	Q2 2016%[1]			2017	2016	%
(544)	(530)	(1,974)	+72	Segment earnings	(1,074)	(3,324)	+68
(883)	(1,070)	(649)		Of which: Identified items (Definition B)	(1,953)	(562)
339	540	(1,325)	+126	Earnings excluding identified items	879	(2,762)	+132

4,501	3,849	(297)	+1,615	Cash flow from operating activities	8,350	151	+5,430

4,504	2,854	3,700	+22	Capital investment (Definition C)[2]	7,358	38,738	-81

1,626	1,697	1,526	+7	Liquids production available for sale (thousand b/d)	1,662	1,541	+8
6,064	7,618	6,395	-5	Natural gas production available for sale (million scf/d)	6,837	6,884	-1

2,672	3,011	2,628	+2	Total production available for sale (thousand boe/d)	2,840	2,728	+4

1.	Q2 on Q2 change
2.	Second quarter 2017 includes $1,465 million related to the acquisition of Marathon Oil Canada Corporation in Canada. Half year 2016 included $31,131 million related to the acquisition of BG Group plc.

Second quarter identified items comprised impairments of $695 million, mainly related to the divestments of Shell’s oil sands interests in Canada and Shell E&P Ireland Limited, and a charge of $183 million related to the impact of the weakening Brazilian real on a deferred tax position.

Compared with the second quarter 2016, Upstream earnings excluding identified items benefited from higher realised oil and gas prices, lower depreciation including the impact of assets held for sale and divestments, and increased production volumes mainly from assets ramping up.

Cash flow from operating activities increased driven by higher earnings and favourable working capital movements of $673 million, compared with negative working capital movements of $455 million in the same quarter a year ago.

New field start-ups and the continuing ramp-up of existing fields, in particular Lula Alto, Lula Central, Lula South and Iracema North in Brazil, Kashagan in Kazakhstan, and Stones in the Gulf of Mexico, contributed some 184 thousand boe/d to production compared with the second quarter 2016, which more than offset the impact of field declines.

Half year identified items primarily reflected the impact of a $1,453 million net charge on the divestment of Shell’s oil sands interests in Canada representing an impairment partly offset by the recognition of a deferred tax asset. Identified items also included an impairment charge of $348 million related to the divestment of Shell E&P Ireland Limited.

Compared with the first half 2016, Upstream earnings excluding identified items benefited from higher realised oil and gas prices, increased production volumes mainly from assets ramping up, and lower depreciation including the impact of assets held for sale.

Cash flow from operating activities increased driven by higher earnings, compared with the same period a year ago, which also included negative working capital movements of $1,989 million.

New field start-ups and the continuing ramp-up of existing fields, in particular Lula Central, Lula Alto and Lapa in Brazil, Kashagan in Kazakhstan, Sabah Gas Kebabangan in Malaysia, and Stones in the Gulf of Mexico, contributed some 162 thousand boe/d to production compared with the same period a year ago, which more than offset the impact of field declines.

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DOWNSTREAM

Quarters				$ million	Half year
Q2 2017	Q1 2017	Q2 2016%[1]			2017	2016	%
2,157	2,580	1,717	+26	Segment earnings[2]	4,737	3,417	+39
(372)	91	(99)		Of which: Identified items (Definition B)	(281)	(409)
2,529	2,489	1,816	+39	Earnings excluding identified items[2] Of which:	5,018	3,826	+31
1,905	1,653	1,568	+21	Oil Products	3,558	3,201	+11
760	715	459	+66	Refining & Trading	1,475	1,121	+32
1,145	938	1,109	+3	Marketing	2,083	2,080	—
624	836	248	+152	Chemicals	1,460	625	+134

5,126	3,705	571	+798	Cash flow from operating activities	8,831	(863)	+1,123

1,419	1,046	1,389	+2	Capital investment (Definition C)	2,465	2,481	-1

2,476	2,630	2,648	-6	Refinery processing intake (thousand b/d)	2,553	2,646	-4

6,467	6,508	6,595	-2	Oil products sales volumes (thousand b/d)	6,487	6,410	+1

4,465	4,546	4,248	+5	Chemicals sales volumes (thousand tonnes)	9,011	8,298	+9

1.	Q2 on Q2 change
2.	Earnings are presented on a CCS basis (See Note 2).

Second quarter identified items primarily reflected the impact of the Motiva transaction resulting in a net charge of $546 million which included a non-cash charge on a taxable gain (see Note 7). This was partly offset by a gain of $339 million, mainly related to the divestment of assets in Africa and Australia. Other identified items included an onerous contract provision of $71 million and impairments of $62 million.

Compared with the second quarter 2016, Downstream earnings excluding identified items benefited from stronger chemicals and refining industry conditions, improved operational performance, and lower operating expenses.

Cash flow from operating activities included favourable working capital movements of $1,744 million compared with negative working capital movements of $3,415 million in the same quarter a year ago.

Oil Products

•	Refining & Trading earnings excluding identified items benefited from stronger refining industry conditions, improved operational performance and lower operating expenses.

Refinery processing intake volumes decreased mainly as a result of the Motiva transaction and the divestment of the Port Dickson refinery in Malaysia. Excluding these portfolio impacts, intake volumes were 7% higher compared with the same period a year ago. Refinery availability increased to 91% compared with 89% in the second quarter 2016, mainly as a result of lower unplanned maintenance.

•	Marketing earnings excluding identified items benefited from lower taxation, stronger underlying margins and lower operating expenses, more than offsetting the impact of adverse exchange rate effects and divestments.

Oil products sales volumes reflected lower marketing volumes mainly as a result of portfolio impacts, partly offset by higher trading volumes.

Chemicals

•	Chemicals earnings excluding identified items benefited from improved operational performance and stronger industry conditions and lower operating expenses.

Chemicals sales volumes benefited from improved operational performance. Chemicals manufacturing plant availability increased to 92% from 85% in the second quarter 2016, mainly reflecting lower downtime.

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Half year identified items primarily reflected the impact of the Motiva transaction resulting in a net charge of $546 million which included a non-cash charge on a taxable gain (see Note 7). This was partly offset by a gain of $315 million, mainly related to the divestment of assets in Africa and Australia. Identified items also included impairments of $162 million, and an onerous contract provision of $110 million. These charges were partly offset by a net gain on fair value accounting of commodity derivatives of $301 million.

Compared with the first half 2016, Downstream earnings excluding identified items benefited from stronger chemicals and refining industry conditions and improved operational performance.

Cash flow from operating activities included favourable working capital movements of $1,523 million compared with negative working capital movements of $6,997 million in the same period a year ago.

Oil Products

•	Refining & Trading earnings excluding identified items benefited from improved refining industry conditions and operational performance, partly offset by lower contributions from trading.

Refinery processing intake volumes decreased mainly as a result of the Motiva transaction and the divestment of the Port Dickson refinery in Malaysia. Excluding these portfolio impacts intake volumes were 7% higher compared with the same period a year ago. Refinery availability increased to 92% compared with 89% in the first half 2016, mainly as a result of lower unplanned maintenance.

•	Marketing earnings excluding identified items benefited from lower taxation, stronger underlying margins and lower operating expenses, more than offsetting the impact of adverse exchange rate effects and divestments.

Oil products sales volumes reflected higher trading volumes partly offset by lower marketing volumes, mainly as a result of portfolio impacts.

Chemicals

•	Chemicals earnings excluding identified items benefited from stronger industry conditions and improved operational performance.

Chemicals sales volumes benefited from improved operational performance. Chemicals manufacturing plant availability increased to 93% from 86% in the first half 2016, mainly reflecting lower downtime.

CORPORATE

Quarters			$ million	Half year
Q2 2017	Q1 2017	Q2 2016		2017	2016
(774)	(410)	(423)	Segment earnings	(1,184)	(879)
(451)	(63)	(189)	Of which: Identified items (Definition B)	(514)	(714)
(323)	(347)	(234)	Earnings excluding identified items	(670)	(165)

(293)	3	(712)	Cash flow from operating activities	(290)	(1,722)

Second quarter identified items mainly reflected a non-cash charge of $550 million related to the restructuring of the funding of our businesses in North America, partly offset by a tax credit of $87 million related to an exchange rate loss on financing of the Upstream business.

Compared with the second quarter 2016, Corporate earnings excluding identified items were impacted by higher net interest expense, lower tax credits, and adverse currency exchange rate effects, partly offset by lower costs.

Half year identified items mainly reflected a non-cash charge of $550 million related to the restructuring of the funding of our businesses in North America.

Compared with the first half 2016, Corporate earnings excluding identified items were impacted by higher net interest expense, partly offset by lower costs.

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OUTLOOK FOR THE THIRD QUARTER 2017

Compared with the third quarter 2016, Integrated Gas production volumes are expected to be positively impacted by some 60 thousand boe/d mainly associated with the start-up of Gorgon, partly offset by higher expected maintenance in the LNG plants.

Compared with the third quarter 2016, Upstream earnings are expected to be negatively impacted by a reduction of some 190 thousand boe/d associated with completed divestments, by some 40 thousand boe/d associated with the impact of lower production at NAM in the Netherlands, and by some 30 thousand boe/d associated with higher maintenance. Earnings are expected to be positively impacted by some 90 thousand boe/d associated with restored production in Nigeria; however, security conditions remain sensitive.

Refinery availability is expected to increase in the third quarter 2017 as a result of lower levels of maintenance compared with the same period a year ago.

Chemicals manufacturing plant availability is expected to increase in the third quarter 2017 reflecting improved operational performance at Bukom and lower maintenance compared with the third quarter 2016.

As a result of completed divestments in Malaysia, Australia, and the separation of Motiva assets, oil products sales volumes are expected to decrease by some 240 thousand barrels per day compared with the same period a year ago.

Corporate earnings excluding identified items, excluding the impact of currency exchange rate effects and interest rate movements, are expected to be a net charge of $350 – 450 million in the third quarter and a net charge of around $1.4 – 1.6 billion for the full year.

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UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million	Half year
Q2 2017	Q1 2017	Q2 2016[1]		2017	2016[1]
72,131	71,796	58,415	Revenue[2]	143,927	106,969
931	1,198	946	Share of profit of joint ventures and associates	2,129	1,735
(360)	317	910	Interest and other income[3]	(43)	1,299

72,702	73,311	60,271	Total revenue and other income	146,013	110,003

53,237	51,266	40,362	Purchases	104,503	73,648
6,934	6,658	8,076	Production and manufacturing expenses	13,592	14,841
2,394	2,412	3,227	Selling, distribution and administrative expenses	4,806	6,333
220	212	243	Research and development	432	486
255	443	535	Exploration	698	992
6,181	7,838	6,097	Depreciation, depletion and amortisation[4]	14,019	12,244
935	1,112	770	Interest expense	2,047	1,140

70,156	69,941	59,310	Total expenditure	140,097	109,684

2,546	3,370	961	Income/(loss) before taxation	5,916	319
904	(274)	(319)	Taxation charge/(credit)[5]	630	(1,416)

1,642	3,644	1,280	Income/(loss) for the period[2]	5,286	1,735
97	106	105	Income/(loss) attributable to non-controlling interest	203	76

1,545	3,538	1,175	Income/(loss) attributable to Royal Dutch Shell plc shareholders	5,083	1,659

0.19	0.43	0.15	Basic earnings per share ($)[6]	0.62	0.22
0.19	0.43	0.15	Diluted earnings per share ($)[6]	0.62	0.22

1.	Second quarter 2016 and Half year 2016 have not been revised to include credits, of $167 million and $254 million after taxation respectively, that resulted from adjustments made in the third quarter 2016 to the fair value of net assets acquired from BG Group plc.
2.	See Note 2 “Segment information”
3.	Second quarter 2017 includes a net charge of $546 million related to the Motiva transaction (See Note 7) and a pre-tax foreign exchange loss of $545 million related to the restructuring of the funding of our businesses in North America.
4.	Second quarter 2017 includes a pre-tax impairment charge of $836 million (Q1 2017: $2,442 million; Q2 2016: $218 million). Half year 2017 includes a pre-tax impairment charge of $3,278 million (Half year 2016: $859 million).
5.	Second quarter 2017 includes a loss of $77 million driven by exchange rate movements on tax balances (Q1 2017: $535 million gain; Q2 2016: $53 million loss). Half year 2017 includes a $458 million gain driven by exchange rate movements on tax balances (Half year 2016: $521 million gain) and a $329 million gain from a deferred tax asset recognition following the oil sands divestment.
[6].	See Note 3 “Earnings per share”

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Half year
Q2 2017	Q1 2017	Q2 2016		2017	2016
1,642	3,644	1,280	Income/(loss) for the period	5,286	1,735
			Other comprehensive income net of tax:
			Items that may be reclassified to income in later periods:
2,027	1,222	(434)	- Currency translation differences	3,249	1,885
(122)	129	(128)	- Unrealised gains/(losses) on securities	7	(140)
171	88	(538)	- Cash flow hedging gains/(losses)	259	(214)
—	—	(863)	- Net investment hedging gains/(losses)	—	(727)
72	60	(77)	- Share of other comprehensive income/(loss) of joint ventures and associates	132	(69)

2,148	1,499	(2,040)	Total	3,647	735
			Items that are not reclassified to income in later periods:
1,419	1,753	(2,795)	- Retirement benefits remeasurements	3,172	(4,429)

3,567	3,252	(4,835)	Other comprehensive income/(loss) for the period	6,819	(3,694)

5,209	6,896	(3,555)	Comprehensive income/(loss) for the period	12,105	(1,959)
152	116	96	Comprehensive income/(loss) attributable to non-controlling interest	268	100

5,057	6,780	(3,651)	Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	11,837	(2,059)

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CONDENSED CONSOLIDATED BALANCE SHEET

$ million	Jun 30, 2017[1]	Dec 31, 2016
Assets
Non-current assets
Intangible assets	24,507	23,967
Property, plant and equipment[2,3]	231,544	236,098
Joint ventures and associates	28,785	33,255
Investments in securities[4]	8,829	5,952
Deferred tax	16,045	14,425
Retirement benefits	4,403	1,456
Trade and other receivables[5]	8,620	9,553

	322,733	324,706

Current assets
Inventories	22,318	21,775
Trade and other receivables[5]	41,742	45,664
Cash and cash equivalents	23,992	19,130

	88,052	86,569

Total assets	410,785	411,275

Liabilities
Non-current liabilities
Debt	80,731	82,992
Trade and other payables[5]	5,471	6,925
Deferred tax	14,570	15,274
Retirement benefits	13,031	14,130
Decommissioning and other provisions[6]	29,480	29,618

	143,283	148,939

Current liabilities
Debt	9,616	9,484
Trade and other payables[5]	48,518	53,417
Taxes payable	9,043	6,685
Retirement benefits	446	455
Decommissioning and other provisions	3,622	3,784

	71,245	73,825

Total liabilities	214,528	222,764

Equity attributable to Royal Dutch Shell plc shareholders	193,042	186,646
Non-controlling interest	3,215	1,865

Total equity	196,257	188,511

Total liabilities and equity	410,785	411,275

1.	See Note 7 “Motiva joint venture”
2.	Divestments in the second quarter 2017 resulted in a decrease of $8,642 million in the carrying amount of property, plant and equipment, principally related to the divestment of Shell’s oil sands interests in Canada.
3.	At June 30, 2017, the carrying amount includes $5,336 million of assets held for sale (December 31, 2016: $282 million).
4.	At June 30, 2017, investments include $2,829 million for shares in Canadian Natural Resources Limited received in the second quarter 2017 as partial consideration for the oil sands divestment.
5.	See Note 6 “Derivative contracts and debt excluding finance lease liabilities”
6.	At June 30, 2017, provisions of $2,534 million relate to assets held for sale (December 31, 2016: $482 million).

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves[2]	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2017	683	(901)	11,298	175,566	186,646	1,865	188,511
Comprehensive income/(loss) for the period	—	—	6,754	5,083	11,837	268	12,105
Dividends paid	—	—	—	(7,778)	(7,778)	(196)	(7,974)
Scrip dividends	6	—	(6)	2,183	2,183	—	2,183
Share-based compensation	—	561	(410)	2	153	—	153
Other changes in non-controlling interest[3]	—	—	—	1	1	1,278	1,279

At June 30, 2017	689	(340)	17,636	175,057	193,042	3,215	196,257

At January 1, 2016	546	(584)	(17,186)	180,100	162,876	1,245	164,121
Comprehensive income/(loss) for the period	—	—	(3,718)	1,659	(2,059)	100	(1,959)
Dividends paid	—	—	—	(7,411)	(7,411)	(69)	(7,480)
Scrip dividends	9	—	(9)	2,717	2,717	—	2,717
Shares issued	120	—	33,930	—	34,050	—	34,050
Share-based compensation	—	(168)	266	133	231	—	231
Other changes in non-controlling interest	—	—	—	266	266	560	826

At June 30, 2016	675	(752)	13,283	177,464	190,670	1,836	192,506

1.	See Note 4 “Share capital”
2.	See Note 5 “Other reserves”
3.	Primarily reflects the 50% non-controlling interest share in the acquisition of Marathon Oil Canada Corporation in Canada in the second quarter 2017.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	15

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Half year
Q2 2017	Q1 2017	Q2 2016		2017	2016
1,642	3,644	1,280	Income/(loss) for the period	5,286	1,735
			Adjustment for:
1,508	1,882	119	- Current tax	3,390	872
757	952	671	- Interest expense (net)	1,709	943
6,181	7,838	6,097	- Depreciation, depletion and amortisation	14,019	12,244
68	70	(535)	- Net (gains)/losses on sale and revaluation of non-current assets and businesses[1]	138	(710)
2,258	(1,828)	(2,474)	- Decrease/(increase) in working capital	430	(6,383)
(931)	(1,198)	(946)	- Share of (profit)/loss of joint ventures and associates	(2,129)	(1,735)
1,493	776	964	- Dividends received from joint ventures and associates	2,269	1,652
(876)	(2,039)	(533)	- Deferred tax, retirement benefits, decommissioning and other provisions	(2,915)	(2,288)
521	501	(346)	- Other[2]	1,022	(638)
(1,336)	(1,090)	(2,005)	Tax paid	(2,426)	(2,739)

11,285	9,508	2,292	Cash flow from operating activities	20,793	2,953

(5,660)	(4,306)	(5,796)	Capital expenditure	(9,966)	(11,120)
—	—	—	Acquisition of BG Group plc, net of cash and cash equivalents acquired	—	(11,421)
(157)	(194)	(216)	Investments in joint ventures and associates	(351)	(548)
5,584	122	516	Proceeds from sale of property, plant and equipment and businesses[3]	5,706	562
1,081	1	23	Proceeds from sale of joint ventures and associates[4]	1,082	39
207	123	93	Interest received	330	229
(183)	(70)	(70)	Other	(253)	(107)

872	(4,324)	(5,450)	Cash flow from investing activities	(3,452)	(22,366)

(578)	(290)	1,870	Net increase/(decrease) in debt with maturity period within three months	(868)	2,743
			Other debt:
247	364	9,472	- New borrowings	611	9,736
(3,593)	(1,322)	(972)	- Repayments	(4,915)	(2,941)
(1,002)	(850)	(725)	Interest paid	(1,852)	(1,259)
6	2	397	Change in non-controlling interest	8	819
			Cash dividends paid to:
(2,941)	(2,654)	(2,436)	- Royal Dutch Shell plc shareholders	(5,595)	(4,694)
(165)	(31)	(34)	- Non-controlling interest	(196)	(69)
—	—	—	Repurchases of shares	—	—
7	(60)	6	Shares held in trust: net sales/(purchases) and dividends received	(53)	2

(8,019)	(4,841)	7,578	Cash flow from financing activities	(12,860)	4,337

259	122	(217)	Currency translation differences relating to cash and cash equivalents	381	(1,454)

4,397	465	4,203	Increase/(decrease) in cash and cash equivalents	4,862	(16,530)

19,595	19,130	11,019	Cash and cash equivalents at beginning of period	19,130	31,752

23,992	19,595	15,222	Cash and cash equivalents at end of period	23,992	15,222

1.	Second quarter 2017 includes $546 million related to the Motiva transaction (See Note 7).
2.	Second quarter 2017 includes a $545 million foreign exchange loss related to the restructuring of the funding of our businesses in North America.
3.	Second quarter 2017 includes $5,188 million related to the oil sands divestment.
4.	See Note 7 “Motiva joint venture”

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	16

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These unaudited Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board and as adopted by the European Union, and on the basis of the same accounting principles as, and should be read in conjunction with, the Annual Report and Form 20-F for the year ended December 31, 2016 (pages 122 to 127) as filed with the U.S. Securities and Exchange Commission.

The Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing these Interim Statements.

The financial information presented in the Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2016 were published in Shell’s Annual Report and a copy was delivered to the Registrar of Companies in England and Wales. The auditors’ report on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.

2.	Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.

INFORMATION BY SEGMENT

Quarters			$ million	Half year
Q2 2017	Q1 2017	Q2 2016		2017	2016
			Third-party revenue
7,734	8,419	5,373	Integrated Gas	16,153	11,052
1,816	1,609	1,711	Upstream	3,425	3,633
62,575	61,752	51,315	Downstream	124,327	92,244
6	16	16	Corporate	22	40
72,131	71,796	58,415	Total third-party revenue	143,927	106,969

			Inter-segment revenue
873	805	896	Integrated Gas	1,678	1,639
7,558	8,661	6,049	Upstream	16,220	11,086
1,099	726	341	Downstream	1,825	672
—	—	—	Corporate	—	—

			CCS earnings
1,191	1,822	982	Integrated Gas	3,013	1,887
(544)	(530)	(1,974)	Upstream	(1,074)	(3,324)
2,157	2,580	1,717	Downstream	4,737	3,417
(774)	(410)	(423)	Corporate	(1,184)	(879)
2,030	3,462	302	Total	5,492	1,101

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	17

RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

Quarters				Half year
Q2 2017	Q1 2017	Q2 2016		2017	2016
1,642	3,644	1,280	Income/(loss) for the period	5,286	1,735
			Current cost of supplies adjustment:
515	(217)	(1,158)	Purchases	298	(760)
(143)	60	323	Taxation	(83)	203
16	(25)	(143)	Share of profit/(loss) of joint ventures and associates	(9)	(77)

388	(182)	(978)		206	(634)

2,030	3,462	302	CCS earnings	5,492	1,101

3.	Earnings per share

EARNINGS PER SHARE

Quarters				Half year
Q2 2017	Q1 2017	Q2 2016		2017	2016
1,545	3,538	1,175	Income/(loss) attributable to Royal Dutch Shell plc shareholders ($ million)	5,083	1,659
			Weighted average number of shares used as the basis for determining:
8,212.9	8,154.8	8,000.0	Basic earnings per share (million)	8,184.0	7,586.7
8,292.3	8,222.9	8,053.3	Diluted earnings per share (million)	8,257.7	7,641.8

4.	Share capital

ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

	Number of shares		Nominal value ($ million)
	A	B	A	B	Total
At January 1, 2017	4,428,903,813	3,745,486,731	374	309	683
Scrip dividends	81,713,949	—	6	—	6

At June 30, 2017	4,510,617,762	3,745,486,731	380	309	689

At January 1, 2016	3,990,921,569	2,440,410,614	340	206	546
Scrip dividends	116,249,778	—	9	—	9
Shares issued	218,728,308	1,305,076,117	17	103	120

At June 30, 2016	4,325,899,655	3,745,486,731	366	309	675

1.	Share capital at June 30, 2017 also included 50,000 issued and fully paid sterling deferred shares of £1 each.

At Royal Dutch Shell plc’s Annual General Meeting on May 23, 2017, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for or to convert any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €190 million (representing 2,714 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 23, 2018, and the end of the Annual General Meeting to be held in 2018, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	18

5.	Other reserves

OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2017	37,311	154	84	1,644	(27,895)	11,298
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	6,754	6,754
Scrip dividends	(6)	—	—	—	—	(6)
Share-based compensation	—	—	—	(410)	—	(410)

At June 30, 2017	37,305	154	84	1,234	(21,141)	17,636

At January 1, 2016	3,398	154	84	1,658	(22,480)	(17,186)
Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(3,718)	(3,718)
Scrip dividends	(9)	—	—	—	—	(9)
Shares issued	33,930	—	—	—	—	33,930
Share-based compensation	—		—	(268)	534	266

At June 30, 2016	37,319	154	84	1,390	(25,664)	13,283

The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.

6.	Derivative contracts and debt excluding finance lease liabilities

The table below provides the carrying amounts of derivatives contracts held, disclosed in accordance with IFRS 13 Fair Value Measurement.

DERIVATIVE CONTRACTS

$ million	Jun 30, 2017	Dec 31, 2016
Included within:
Trade and other receivables – non-current	551	405
Trade and other receivables – current	4,810	5,957
Trade and other payables – non-current	1,584	3,315
Trade and other payables – current	4,888	6,418

As disclosed in the Consolidated Financial Statements for the year ended December 31, 2016, presented in the Annual Report and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at June 30, 2017 are consistent with those used in the year ended December 31, 2016. The carrying amounts of derivative contracts measured using predominantly unobservable inputs have not changed materially since December 31, 2016.

The table below provides the comparison of the fair value with the carrying amount of debt excluding finance lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.

DEBT EXCLUDING FINANCE LEASE LIABILITIES

$ million	Jun 30, 2017	Dec 31, 2016
Carrying amount	75,139	77,617
Fair value[1]	77,683	80,408

1.	Mainly determined from the prices quoted for these securities

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	19

7.	Motiva joint venture

On May 1, 2017, Shell and Saudi Refining Inc. (“SRI”) completed the separation of assets, liabilities and businesses of Motiva Enterprises LLC (“Motiva”), a 50:50 joint venture. Following the transaction, Shell assumed sole ownership of two refineries, eleven distribution terminals and certain Shell-branded fuel retail markets in the United States. The transaction enables Shell to combine the assets retained from the joint venture with other Shell Downstream assets in North America, in line with its strategy to deliver increased cash and returns through simpler and highly integrated businesses. It is accounted for as a disposal of Shell’s 50% interest in the Motiva joint venture and a subsequent business acquisition.

The fair value of Shell’s interest in the joint venture on May 1, 2017 was $3,847 million. This fair value was used, for accounting purposes, as the consideration recognised for the disposal. The disposal gave rise to a taxable gain, leading to a non-cash charge of $574 million on completion of the transaction. Consequently, income for the second quarter 2017 included a net charge of $546 million representing the difference between the net carrying amount of Shell’s interest in the joint venture (including associated deferred tax liabilities) of $3,819 million and its fair value, and the tax charge which crystallised upon the disposal. This net charge was reported under “Interest and other income”.

The fair value of $3,847 million also served as the consideration paid for the net assets acquired, in combination with $862 million received in cash from SRI. The fair value of net assets acquired was $2,544 million. As a result, goodwill of $441 million was recognised on the business acquisition, as set out in the table below. The fair value of Shell’s interest in the joint venture, the fair value of the net assets acquired, and therefore the resultant goodwill, are provisional and subject to the outcome of post close settlements expected in the second half of 2017.

GOODWILL RECOGNISED (AT MAY 1, 2017)

$ million
Fair value of Shell’s interest in the Motiva joint venture[1]	3,847
Less: Cash received	862
Less: Fair value of net assets acquired[2]
Intangible assets	641
Property, plant and equipment	2,719
Other non-current assets	69
Inventories	945
Debt (non-current)	(115)
Trade and other payables (non-current)	(64)
Deferred tax (non-current liabilities)	(312)
Retirement benefits (non-current liabilities)	(982)
Decommissioning and other provisions (non-current)	(156)
Current liabilities	(201)

2,544

Goodwill	441

1.	Based on Shell’s assessment.
2.	Based on an independent valuation using cash flow projections based on the historical performance of the newly acquired assets, forecasted pricing for various related commodities and existing business plan information.

The total cash impact of this transaction was $792 million reported under “Proceeds from sale of joint ventures and associates” in the Condensed Consolidated Statement of Cash Flows for the second quarter 2017, being the net effect of the $862 million cash received from SRI and a payment by Shell of $70 million to settle the transfer of certain retirement benefit liabilities to SRI.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	20

DEFINITIONS

A.	Earnings on a current cost of supplies basis attributable to shareholders

CCS earnings is defined in Note 2 “Segment information” to the Interim Statements in this Report. CCS earnings attributable to Royal Dutch Shell plc shareholders excludes the non-controlling interest share of CCS earnings and is reconciled to income/(loss) attributable to Royal Dutch Shell plc shareholders as follows.

Quarters			$ million	Half year
Q2 2017	Q1 2017	Q2 2016		2017	2016
1,545	3,538	1,175	Income/(loss) attributable to Royal Dutch Shell plc shareholders	5,083	1,659
388	(182)	(978)	CCS adjustment	206	(634)
(13)	25	42	CCS adjustment attributable to non-controlling interest	12	28

375	(157)	(936)	CCS adjustment attributable to Royal Dutch Shell plc shareholders	218	(606)

1,920	3,381	239	CCS earnings attributable to Royal Dutch Shell plc shareholders	5,301	1,053

Basic CCS earnings per share is calculated as CCS earnings attributable to Royal Dutch Shell plc shareholders divided by the weighted average number of shares used as the basis for basic earnings per share, provided in Note 3 “Earnings per share” to the Interim Statements in this Report.

B.	Identified items

Identified items comprise: divestment gains and losses, impairments, fair value accounting of commodity derivatives and certain gas contracts, redundancy and restructuring, the impact of exchange rate movements on certain deferred tax balances, and other items. These items, either individually or collectively, can cause volatility to net income, in some cases driven by external factors, which may hinder the comparative understanding of Shell’s financial results from period to period. The impact of identified items on Shell’s CCS earnings is shown below.

IDENTIFIED ITEMS AFTER TAX

Quarters			$ million	Half year
Q2 2017	Q1 2017	Q2 2016		2017	2016
(139)	197	252	Divestment gains/(losses)	58	415
(791)	(1,525)	(192)	Impairments	(2,316)	(805)
100	504	(253)	Fair value accounting of commodity derivatives and certain gas contracts	604	(635)
(156)	(45)	(1,065)	Redundancy and restructuring	(201)	(1,119)
(77)	535	(53)	Impact of exchange rate movements on tax balances	458	521
(621)	(67)	488	Other[1]	(688)	(37)

(1,684)	(401)	(823)	Impact on CCS earnings	(2,085)	(1,660)

			Of which:
22	641	114	Integrated Gas	663	25
(883)	(1,070)	(649)	Upstream	(1,953)	(562)
(372)	91	(99)	Downstream	(281)	(409)
(451)	(63)	(189)	Corporate	(514)	(714)

—	(28)	(17)	Impact on CCS earnings attributable to non-controlling interest	(28)	(115)

(1,684)	(373)	(806)	Impact on CCS earnings attributable to shareholders	(2,057)	(1,545)

1.	Second quarter 2017 includes a non-cash charge of $550 million (pre-tax: $545 million) related to the restructuring of the funding of our businesses in North America.

The categories above represent the nature of the items identified irrespective of whether the items relate to Shell subsidiaries or joint ventures and associates. The after-tax impact of identified items of joint ventures and associates is fully reported within “Share of profit and joint ventures and associates” on the Consolidated Statement of Income. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of “underlying operating expenses” (Definition G).

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	21

Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products as well as power and environmental products. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts of the aforementioned are reported as identified items.

Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Integrated Gas and Upstream segments) and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).

Other identified items represent other credits or charges Shell’s management assesses should be excluded to provide additional insight, such as certain provisions for onerous contracts or litigation.

C.	Capital investment

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It comprises capital expenditure, exploration expense excluding well write-offs, new investments in joint ventures and associates, new finance leases and investments in Integrated Gas, Upstream and Downstream securities, all of which on an accruals basis. In 2016, it also included the capital investment related to the acquisition of BG Group plc.

The reconciliation of “Capital expenditure” to “Capital investment” is as follows.

Quarters			$ million	Half year
Q2 2017	Q1 2017	Q2 2016		2017	2016
5,660	4,306	5,796	Capital expenditure[1]	9,966	11,120
—	—	—	Capital investment related to the acquisition of BG Group plc	—	52,904
157	194	216	Investments in joint ventures and associates	351	548
231	157	336	Exploration expense, excluding exploration wells written off	388	560
391	41	(9)	Finance leases	432	405
327	22	(55)	Other[1]	349	(278)

6,766	4,720	6,284	Capital investment	11,486	65,259
			Of which:
831	805	1,153	Integrated Gas	1,636	23,977
4,504	2,854	3,700	Upstream	7,358	38,738
1,419	1,046	1,389	Downstream	2,465	2,481
12	15	42	Corporate	27	63

1.	Second quarter 2017 includes capital expenditure of $911 million and, under “Other”, a payable position of $375 million, related to the acquisition of Marathon Oil Canada Corporation in Canada.

D.	Divestments

Divestments is a measure used to monitor the progress of Shell’s divestment programme. This measure comprises proceeds from sale of property, plant and equipment and businesses, joint ventures and associates, and other Integrated Gas, Upstream and Downstream investments, reported in “Cash flow from investing activities”, adjusted onto an accruals basis and for any share consideration received or contingent consideration recognised upon divestment, as well as proceeds from the sale of interests in entities while retaining control (for example, proceeds from sale of interest in Shell Midstream Partners, L.P.), which are included in “Change in non-controlling interest” within “Cash flow from financing activities”.

With effect from January 1, 2017, consideration received in the form of shares is valued and included in this measure upon completion of the divestment transactions, instead of when these shares are disposed of. This change in timing of recognition enables Shell to better evaluate its progress against its divestment programme. The share or contingent consideration is not remeasured thereafter, including if and when the shares received are eventually disposed of, or contingent consideration is realised. Comparative information for 2016 has been adjusted to include the share consideration received upon the divestments of Shell’s interests in the Deep Basin and Gundy acreages (Canada) and the Brutus TLP and Glider subsea production system (USA), both in the fourth quarter 2016.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	22

In future periods, the proceeds from any disposal of shares received as divestment consideration, and proceeds from realisation of contingent consideration, will be included in “Cash flow from investing activities”.

The reconciliation of “Proceeds from sale of property, plant and equipment and businesses” to “Divestments” is as follows.

Quarters			$ million	Half year
Q2 2017	Q1 2017	Q2 2016		2017	2016
5,584	122	516	Proceeds from sale of property, plant and equipment and businesses[1]	5,706	562
1,081	1	23	Proceeds from sale of joint ventures and associates[2]	1,082	39
2,829	—	—	Share and contingent consideration[3]	2,829	—
3	—	398	Proceeds from sale of interests in entities while retaining control	3	819
(25)	(94)	65	Other adjustments	(119)	67

9,472	29	1,002	Divestments	9,501	1,487
			Of which:
22	12	269	Integrated Gas	34	285
8,084	17	42	Upstream	8,101	80
1,348	—	691	Downstream	1,348	1,118
18	—	—	Corporate	18	4

1.	Second quarter 2017 includes $5,188 million related to the oil sands divestment. As reflected in Definition C, capital expenditure of $911 million and a payable position of $375 million, together $1,286 million, were also recorded as part of the oil sands transaction and are integral to the divestment programme.
2.	See Note 7. Also integral to the divestment programme is $1,426 million primarily related to net debt assumed by the counterparty in the Motiva transaction, which would have otherwise increased the cash consideration received by Shell.
3.	Second quarter 2017 includes $2,829 million for shares in Canadian Natural Resources Limited received as partial consideration for the oil sands divestment.

E.	Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as income for the current and previous three quarters, adjusted for after-tax interest expense, as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt.

	Quarters
$ million	Q2 2017	Q1 2017	Q2 2016
Income for current and previous three quarters	8,328	7,966	(4,716)
Interest expense after tax	3,056	3,268	1,139

Income before interest expense	11,384	11,234	(3,576)

Capital employed – opening	282,835	278,887	230,949
Capital employed – closing	286,604	284,382	282,835

Capital employed – average	284,720	281,635	256,892

ROACE	4.0%	4.0%	-1.4%

Return on average capital employed on a CCS basis excluding identified items is defined as the sum of CCS earnings attributable to shareholders excluding identified items for the current and previous three quarters, as a percentage of the average capital employed for the same period.

	Quarters
$ million	Q2 2017	Q1 2017	Q2 2016
CCS earnings excluding identified items for current and previous three quarters	11,945	9,386	6,546

Capital employed – average	284,720	281,635	256,892
ROACE on a CCS basis excluding identified items	4.2%	3.3%	2.5%

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	23

F.	Gearing

Gearing is a key measure of Shell’s capital structure and is calculated as follows.

	Quarters
$ million	Jun 30, 2017	Mar 31, 2017	Jun 30, 2016
Current debt	9,616	8,620	10,863
Non-current debt	80,731	83,009	79,466

Total debt[1]	90,347	91,629	90,329
Less: Cash and cash equivalents	(23,992)	(19,595)	(15,222)

Net debt	66,355	72,034	75,107

Add: Total equity	196,257	192,753	192,506

Total capital	262,612	264,787	267,613

Gearing	25.3%	27.2%	28.1%

1.	Includes finance lease liabilities of $15,208 million at June 30, 2017, $14,704 million at March 31, 2017 and $11,954 million at June 30, 2016.

G.	Operating expenses

Operating expenses is a measure of Shell’s total operating expenses performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses. Underlying operating expenses measures Shell’s total operating expenses performance excluding identified items.

Quarters			$ million	Half year
Q2 2017	Q1 2017	Q2 2016		2017	2016
6,934	6,658	8,076	Production and manufacturing expenses	13,592	14,841
2,394	2,412	3,227	Selling, distribution and administrative expenses	4,806	6,333
220	212	243	Research and development	432	486

9,548	9,282	11,546	Operating expenses	18,830	21,660

			Less identified items:
(209)	(73)	(1,391)	Redundancy and restructuring charges	(282)	(1,460)
—	(28)	(365)	Provisions	(28)	(525)
—	—	—	BG acquisition costs	—	(422)

(209)	(101)	(1,756)		(310)	(2,407)

9,339	9,181	9,790	Underlying operating expenses	18,520	19,253

H.	Free cash flow

Free cash flow is used to evaluate cash available for financing activities, including dividend payments, after investment in maintaining and growing our business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities” as shown on page 6.

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PRINCIPAL RISKS AND UNCERTAINTIES

The principal risks and uncertainties affecting Shell are described in the Risk Factors section of the Annual Report and Form 20-F for the year ended December 31, 2016 (pages 12 to 15) and are summarised below. There are no material changes in those Risk Factors for the remaining 6 months of the financial year.

•	We are exposed to fluctuating prices of crude oil, natural gas, oil products and chemicals.

•	Our ability to deliver competitive returns and pursue commercial opportunities depends in part on the accuracy of our price assumptions.

•	Our ability to achieve strategic objectives depends on how we react to competitive forces.

•	We seek to execute divestments in the pursuit of our strategy. We may not be able to successfully divest these assets in line with our strategy.

•	Our future hydrocarbon production depends on the delivery of large and complex projects, as well as on our ability to replace proved oil and gas reserves.

•	The estimation of proved oil and gas reserves involves subjective judgements based on available information and the application of complex rules; therefore, subsequent downward adjustments are possible.

•	Rising climate change concerns have led and could lead to additional legal and/or regulatory measures which could result in project delays or cancellations, a decrease in demand for fossil fuels and additional compliance obligations, and therefore could adversely impact our costs and/or revenue.

•	Our operations expose us to social instability, civil unrest, terrorism, piracy, acts of war and risks of pandemic diseases that could have a material adverse effect on our business.

•	We operate in more than 70 countries that have differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments that could result in changes to contractual terms, laws and regulations. In addition, we and our joint arrangements and associates face the risk of litigation and disputes worldwide.

•	The nature of our operations exposes us, and the communities in which we work, to a wide range of health, safety, security and environmental risks.

•	A further erosion of the business and operating environment in Nigeria could have a material adverse effect on us.

•	Production from the Groningen field in the Netherlands continues to cause earthquakes that affect local communities.

•	Our future performance depends on the successful development and deployment of new technologies and new products.

•	We are exposed to treasury and trading risks, including liquidity risk, interest rate risk, foreign exchange risk, commodity price risk and credit risk. We are affected by the global macroeconomic environment as well as financial and commodity market conditions.

•	We have substantial pension commitments, whose funding is subject to capital market risks.

•	We mainly self-insure our risk exposure. We could incur significant losses from different types of risks that are not covered by insurance from third-party insurers.

•	An erosion of our business reputation could have a material adverse effect on our brand, our ability to secure new resources and our licence to operate.

•	Many of our major projects and operations are conducted in joint arrangements or associates. This could reduce our degree of control, as well as our ability to identify and manage risks.

•	We rely heavily on information technology systems for our operations.

•	Violations of antitrust and competition laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.

•	Violations of anti-bribery and corruption laws and anti-money laundering laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.

•	Violations of data protection laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.

•	Violations of trade compliance laws and regulations, including sanctions, carry fines and expose us and our employees to criminal sanctions and civil suits.

•	The Company’s Articles of Association determine the jurisdiction for shareholder disputes. This could limit shareholder remedies.

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FIRST QUARTER 2017 PORTFOLIO DEVELOPMENTS

Integrated Gas

During the quarter, Shell announced the sale of its interest in the Bongkot field in Thailand.

In April, Shell signed an agreement with Nord Stream 2 AG to provide a long-term funding facility of €285 million expected to be drawn down in 2017 and funds of up to €665 million to cover a combination of short and long-term funding and guarantees for a pipeline project.

Upstream

During the quarter, Shell made a final investment decision (“FID”) for the Kaikias deep-water project in the Gulf of Mexico.

Shell announced the sale of a package of United Kingdom North Sea assets, oil sands and in-situ interests in Canada, and onshore interests in Gabon.

Downstream

During the quarter, Shell announced the sale of its interest in the SADAF chemicals joint venture in Saudi Arabia.

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CAUTIONARY STATEMENT

All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations” respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2016 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, July 27, 2017. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com

We may have used certain terms, such as resources, in this announcement that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

This announcement contains inside information.

July 27, 2017

The information in this Report reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Contacts:

- Linda Szymanski, Company Secretary

- Investor Relations: International + 31 (0) 70 377 4540; North America +1 832 337 2034

- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355

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APPENDIX

LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED JUNE 30, 2017

•	Cash and cash equivalents increased to $24.0 billion at June 30, 2017, from $19.6 billion at March 31, 2017.

•	Cash flow from operating activities was an inflow of $11.3 billion for the second quarter 2017, driven by second quarter earnings and a favourable movement in working capital.

•	Cash flow from investing activities was an inflow of $0.9 billion, driven by proceeds from the sale of property, plant and equipment and businesses of $5.6 billion (mainly related to the oil sands divestment) and from the sale of joint ventures and associates of $1.1 billion (mainly related to the Motiva transaction), which more than offset capital expenditure of $5.7 billion.

•	Cash flow from financing activities was an outflow of $8.0 billion, driven by debt repayments of $3.6 billion, dividend payments to Royal Dutch Shell plc shareholders of $2.9 billion and interest payments of $1.0 billion.

•	Total current and non-current debt decreased to $90.3 billion at June 30, 2017, compared with $91.6 billion at March 31, 2017. Total debt excluding finance leases decreased by $1.8 billion and the carrying amount of finance leases increased by $0.5 billion. No debt was issued in the second quarter 2017 under the US shelf registration or Euro medium-term note (EMTN) programmes.

•	Cash dividends paid to Royal Dutch Shell plc shareholders were $2.9 billion in the second quarter 2017, compared with $2.4 billion in the second quarter 2016. In addition, $0.9 billion dividends were distributed to Royal Dutch Shell plc shareholders in the form of scrip dividends in the second quarter 2017, compared with $1.2 billion in the second quarter 2016.

•	Dividends of $0.47 per share are announced on July 27, 2017, in respect of the second quarter 2017. These dividends are payable on September 18, 2017. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2016 for additional information on the dividend access mechanism.

•	Under the Scrip Dividend Programme shareholders can increase their shareholding in Shell by choosing to receive new shares instead of cash dividends. Only new A shares will be issued under the Programme, including to shareholders who currently hold B shares.

LIQUIDITY AND CAPITAL RESOURCES FOR THE SIX MONTHS ENDED JUNE 30, 2017

•	Cash and cash equivalents increased to $24.0 billion at June 30, 2017, from $19.1 billion at December 31, 2016.

•	Cash flow from operating activities was an inflow of $20.8 billion for the first half 2017.

•	Cash flow from investing activities was an outflow of $3.5 billion for the first half 2017, driven by capital expenditure of $10.0 billion, partially offset by proceeds from the sale of property, plant and equipment and businesses of $5.7 billion (mainly related to the oil sands divestment) and from the sale of joint ventures and associates of $1.1 billion (mainly related to the Motiva transaction).

•	Cash flow from financing activities was an outflow of $12.9 billion, driven by dividend payments to Royal Dutch Shell plc shareholders of $5.6 billion, debt repayments of $4.9 billion and interest payments of $1.9 billion.

•	Total current and non-current debt decreased to $90.3 billion at June 30, 2017, compared with $92.5 billion at December 31, 2016. Total debt excluding finance leases decreased by $2.5 billion and the carrying amount of finance leases increased by $0.3 billion. No debt was issued in the first half 2017 under the US shelf registration or Euro medium-term note (EMTN) programmes.

•	Cash dividends paid to Royal Dutch Shell plc shareholders were $5.6 billion in the first half 2017, compared with $4.7 billion in the first half 2016. In addition, $2.2 billion dividends were distributed to Royal Dutch Shell plc shareholders in the form of scrip dividends in the first half 2017, compared with $2.7 billion in the first half 2016.

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CAPITALISATION AND INDEBTEDNESS

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at June 30, 2017. This information is derived from the Condensed Consolidated Interim Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
Jun 30, 2017
Equity attributable to Royal Dutch Shell plc shareholders	193,042

Current debt	9,616
Non-current debt	80,731
Total debt[A]	90,347
Total capitalisation	283,389

[A] Of the total carrying amount of debt at June 30, 2017, $74.4 billion was unsecured and $15.9 billion was secured, and $60.1 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc with its debt guaranteed by Royal Dutch Shell plc (December 31, 2016: $62.4 billion).

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets out the consolidated unaudited ratio of earnings to fixed charges for the years ended December 31, 2012, 2013, 2014, 2015, 2016 and the six months ended June 30, 2017:

$ million	Six months ended June 30	Years ended December 31
	2017	2016	2015	2014	2013	2012
Pre-tax income from continuing operations before income from joint ventures and associates	3,787	2,061	(1,480)	22,198	26,317	41,564
Total fixed charges	2,180	3,508	2,495	2,113	1,710	1,712
Distributed income from joint ventures and associates	2,269	3,820	4,627	6,902	7,117	10,573
Interest capitalised	(326)	(725)	(839)	(757)	(762)	(567)
Total earnings	7,910	8,664	4,803	30,456	34,382	53,282
Interest expensed and capitalised	1,826	2,736	1,795	1,522	1,412	1,461
Interest within rental expense	354	772	700	591	298	251
Total fixed charges	2,180	3,508	2,495	2,113	1,710	1,712
Ratio of earnings to fixed charges	3.63	2.47	1.93	14.41	20.11	31.12

For the purposes of the table above, “earnings” consists of pre-tax income from continuing operations (before adjustment for non-controlling interest) plus fixed charges (excluding capitalised interest) less undistributed income of joint ventures and associates. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases).

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